UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oasis Petroleum Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

674215108

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 6,946,571
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 6,946,571

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,946,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.16% (1)
14	Type of Reporting Person PN

(1)

Based on 320,975,203 shares of common stock, par value $0.01 per share (the “Common Stock”) of Oasis Petroleum Inc., a Delaware corporation (the “Issuer”) issued and outstanding as of July 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 5, 2020.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,607,356
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,607,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,607,356
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.81% (1)
14	Type of Reporting Person PN

(1)

Based on 320,975,203 shares of Common Stock issued and outstanding as of July 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the Commission on August 5, 2020.

CUSIP NO. 674215108

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 9,553,927 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 9,553,927 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,553,927 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.98% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Includes (i) 6,946,571 shares of Common Stock owned directly by EnCap Energy Capital Fund VIII, L.P., (“EnCap Fund VIII”) and (ii) 2,607,356 shares of Common Stock owned directly by EnCap Energy Capital Fund VIII Co-Investors, L.P. (“EnCap Fund VIII Co-Invest”). EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”). EnCap Holdings is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), which is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP disclaim beneficial ownership of the securities owned by EnCap Fund VIII and EnCap Fund VIII Co-Invest except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.

(2)

Based on 320,975,203 shares of Common Stock issued and outstanding as of July 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the Commission on August 5, 2020.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on October 30, 2019 (the “Original Schedule 13D,” and, as amended by this Amendment, this “Schedule 13D”) by EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest,” and together with EnCap Fund VIII, the “EnCap Funds”), and EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), and relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (the “Common Stock”), of Oasis Petroleum Inc., a Delaware corporation (“Oasis Petroleum” or the “Issuer”).

For purposes of this Amendment, the term “Reporting Persons” collectively refers to the EnCap Funds and EnCap Partners GP. As indicated below in Item 5(e), as a result of the transactions described below in Item 3 below and the number of issued and outstanding shares of Common Stock on July 31, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the Commission on August 5, 2020, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Stock on October 5, 2020. The filing of this Amendment represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as otherwise specified in this Amendment, all items omitted or left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety unless otherwise indicated. Unless amended, restated or superseded by information contained in this Amendment, the information reported in the Original Schedule 13D remains in effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends Item 3 of the Original Schedule 13D to include the following after the final paragraph thereof:

Between October 1 and October 5, 2020, the EnCap Funds sold 18,514,603 shares of the Common Stock on the open market at a weighted average price per share of $0.20 for total proceeds of $3,662,844.67.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Common Stock reported herein for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include debt securities or other rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

Consistent with their investment purposes, the Reporting Persons may communicate with Oasis Petroleum’s management and board of directors about a broad range of operational and strategic matters and may communicate with other shareholders or third parties regarding the foregoing. The Reporting Persons may in the future formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference herein.

(b) EnCap Partners GP is the sole general partner of EnCap Partners, which is the managing member of EnCap Holdings, which is the sole member of EnCap Investments GP, which is the sole general partner of EnCap Investments LP. EnCap Investments LP is the sole general partner of EnCap Fund VIII GP. EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund VIII GP may be deemed to beneficially own securities owned by EnCap Fund VIII or EnCap Fund VIII Co-Invest.

(c) Other than the open market sales described in Item 3 above, no Reporting Person has effected any transactions in the shares of Common Stock during the past sixty (60) days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported on this Schedule 13D.

(e) On October 5, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: October 6, 2020

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP PARTNERS GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director